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Exhibit 16.1

April 11, 2002

Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K/A dated April 11, 2002, of EntrePort Corporation and are in agreement with the statements contained in the first, third and fourth paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.


Very truly yours,


/s/ Ernst & Young LLP
San Diego, California